Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                November 10, 2011

VIA EDGAR

Matthew Crispino
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Specializer Inc. (the "Company")
         Amendment No. 2 to Registration Statement on Form S-l
         Filed November 10, 2011
         File No. 333-176715

Dear Mr. Crispino:

     Pursuant to the staff's comment letter dated November 1, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 2 to the Company's Form S-1 was filed with the Commission via EDGAR on November 10, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

RISK FACTORS

"PRODUCT DEVELOPMENT SCHEDULES ARE LONG ... ". PAGE 7

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5. YOU CONTINUE TO STATE IN THIS RISK FACTOR THAT THE DEVELOPMENT OF SPECIALAPP WILL TAKE APPROXIMATELY 12 MONTHS "FROM THE DATE HEREOF." YOU ALSO STATE ON PAGE 24 THAT ONE OF YOUR GOALS OVER THE NEXT 12 MONTHS IS TO COMPLETE THE DEVELOPMENT OF SPECIALAPP. IN YOUR DISCUSSION OF MILESTONES UNDER YOUR PLAN OF OPERATION, HOWEVER, YOU INDICATE THAT DEVELOPMENT ACTIVITIES WILL BEGIN "IMMEDIATELY AFTER THE OFFERING IS COMPLETED AND PROCEEDS HAVE BEEN RECEIVED AND ACCEPTED." PLEASE CLARIFY IN THIS RISK FACTOR AND IN YOUR PLAN OF OPERATION DISCUSSION WHETHER YOU EXPECT THE DEVELOPMENT OF SPECIALAPP TO BE COMPLETED WITHIN 12 MONTHS FROM THE DATE OF THE PROSPECTUS OR 12 MONTHS FROM THE DATE THE OFFERING IS COMPLETED.

Company response: On page 7 the Company revised the text " . . . 12 months from the date hereof," to "12 months from date t that the offering is completed and proceeds have been received and accepted."

USE OF PROCEEDS, PAGE 12

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. YOU STATE ON PAGE 13 THAT IF YOU ARE UNABLE TO SELL A MINIMUM OF 500,000 SHARES OF YOUR COMMON STOCK IN THIS OFFERING, YOU WILL NOT IMPLEMENT YOUR BUSINESS PLAN AT ALL, EXCEPT FOR MAINTAINING YOUR REPORTING WITH THE SEC AND REMAINING IN GOOD STANDING WITH THE STATE OF NEVADA. IN ADDITION, YOU STATE THAT IF YOU DO NOT SELL AT LEAST 2,500,000 SHARES, YOU WILL NOT BE ABLE TO MAINTAIN YOUR REPORTING STATUS WITH THE SEC AND REMAIN IN GOOD STANDING WITH THE STATE OF NEVADA WITHOUT ADDITIONAL FUNDS. BASED ON THE INFORMATION PROVIDED IN YOUR USE OF PROCEEDS TABLE, AND TAKING INTO CONSIDERING THE CASH CURRENTLY ON HAND, IT APPEARS THAT YOU MUST SELL AT LEAST 1,250,000 SHARES (25% OF THE OFFERING) TO MAINTAIN YOUR REPORTING STATUS AND REMAIN IN GOOD STANDING. IN ADDITION, IT APPEARS THAT YOU WILL BE UNABLE TO IMPLEMENT ANY PORTION OF YOUR BUSINESS PLAN UNTIL YOU SELL AT LEAST 2,500,000 SHARES (50% OF THE OFFERING). PLEASE EXPLAIN FURTHER YOUR DISCLOSURES OR REVISE ACCORDINGLY.

Company response: The Company has clarified that it must sell at least 1,250,000 shares to maintain its reporting status with the SEC and remain in good standing with the state of Nevada and has added the following sentence: "We will be unable to implement any portion of our business plan until we sell at least 2,500,000 shares of our common stock (50% of the offering)," to page 13.

DILUTION, PAGE 13

3. BASED ON OUR CALCULATIONS, IT APPEARS THAT THE POST OFFERING NET TANGIBLE BOOK VALUES SHOULD BE $20,088, $27,588, $40,088, $52,588 AND $65,088
     ASSUMING 10%,25%,50%, 75% AND 100% SHARES ARE SOLD IN THIS OFFERING, RESPECTIVELY. PLEASE PROVIDE THE CALCULATIONS THAT SUPPORT YOUR DISCLOSURES OR REVISE ACCORDINGLY.

Company response: The Company has revised the table on page 14 in accordance with post-offering the net tangible book values stated in this comment.

DESCRIPTION OF BUSINESS

THE MARKET OPPORTUNITY

FREELANCE MARKET, PAGE 20

4.   IN YOUR NEXT AMENDMENT, PLEASE INCLUDE THE CHART REFERENCED IN THIS
     SECTION.

Company response: The Company has re-included the chart referenced in the comment above, which chart was originally included in the original filing of the Form S-1 filed on September 7, 2011, but inadvertently not included in the Amendment No. 1 to the Form S-1 filed on October 19, 2011.

EXHIBITS

5. REVISE TO INCLUDE AN UPDATED CONSENT FROM YOUR REGISTERED INDEPENDENT AUDITORS WHEN YOU FILE YOUR NEXT AMENDMENT.

Company response: The Company has included an updated consent from its independent auditors as Exhibit 23.2. Additionally, counsel to the Company has updated its legal opinion at Exhibit 5.1.

Please contact the undersigned with any questions, comments or other communications to the Company.

                                Very truly yours,


                                /s/ Thomas E. Puzzo
                                -------------------------------
                                Thomas E. Puzzo


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